Exhibit 21.1

Subsidiaries of salesforce.com, inc.

Name	Address
SFDC Australia Pty. Ltd.	Australia
Salesforce.com Canada Corporation	Canada
Salesforce.com Information Technology (Shanghai) Co., Ltd.	People’s Republic of China
SFDC (EMEA) Limited	Switzerland
Salesforce.com France SAS	France
Salesforce.com Germany GmbH	Germany
Salesforce.com Hong Kong Ltd.	Hong Kong
Salesforce.com India Pvt. Ltd.	India
SFDC International Ltd.	Isle of Man
SFDC Ireland Ltd.	Ireland
Salesforce.com Italy S.r.l	Italy
Kabushiki Kaisha salesforce.com	Japan
salesforce.com, LLC	Delaware
SFDC Luxembourg	Luxembourg
SFDC Mexico S. de R.L. de C.V.	Mexico
SFDC Netherlands B.V.	The Netherlands
Salesforce.com Singapore Pte. Ltd	Singapore
Salesforce Spain, S.L.	Spain
SFDC Sweden AB	Sweden
Salesforce.com Sàrl	Switzerland
SFDC UK Ltd.	United Kingdom